UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

744413105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☐ Rule 13d-1(c)
c.	☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	744413105

1.	Names of Reporting Persons.
Michael P. Balkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	7,753,525

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	7,753,525

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,753,525 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	18.5% (see Item 4)

12.	Type of Reporting Person (See Instructions)
IN; HC

CUSIP No.	744413105

1.	Names of Reporting Persons.
Gregory D. Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	7,753,525

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	7,753,525

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,753,525 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	18.5% (see Item 4)

12.	Type of Reporting Person (See Instructions)
IN; HC

CUSIP No.	744413105

1.	Names of Reporting Persons.
Foresight Sponsor Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	7,753,525

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	7,753,525

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,753,525 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	18.5% (see Item 4)

12.	Type of Reporting Person (See Instructions)
OO

Item 1.

(a) Name of Issuer

P3 Health Group Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

2370 Corporate Circle, Suite 300

Henderson, Nevada 89074

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Michael P. Balkin, an individual who is a citizen of the United States of America (“Mr. Balkin”), (ii) Gregory D. Wasson, an individual who is a citizen of the United States of America (“Mr. Wasson”) and (iii) Foresight Sponsor Group, LLC, a Delaware limited liability company (“FSG” and together with Mr. Balkin and Mr. Wasson, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Balkin is 3201 South Ocean Boulevard, Unit 404, Highland Beach, Florida 33487.

The principal business office of Mr. Wasson and FSG is 2045 W. Grand Avenue, Ste. B, PMB 82152, Chicago, Illinois 60612.

(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value per share, of the Issuer (the “Class A Common Stock”).

(e) CUSIP Number

744413105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) As of the close of business on December 31, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 7,753,525 shares of Class A Common Stock, which consisted of (1) 7,526,025 shares of Class A Common Stock held by FSG and (2) 227,500 shares of Class A Common Stock issuable upon exercise of a warrant held by FSG (the “FSG Warrant”), and all such shares of Class A Common Stock in the aggregate represent beneficial ownership of approximately 18.5% of the Class A Common Stock, based on (I) 41,578,890 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer plus (II) 227,500 shares of Class A Common Stock issuable upon exercise of the FSG Warrant.

(ii) On January 17, 2022, Mr. Wasson ceased to have beneficial ownership of the 7,753,525 shares of Class A Common Stock reported herein.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: __ 0 _.

(ii) Shared power to vote or to direct the vote: _ 7,753,525 .

(iii) Sole power to dispose or to direct the disposition of __0 _.

(iv) Shared power to dispose or to direct the disposition of __7,753,525 _.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2022

/s/ Michael P. Balkin
Michael P. Balkin

/s/ Gregory D. Wasson
Gregory D. Wasson

Foresight Sponsor Group, LLC

	By:	/s/ Michael P. Balkin
Michael P. Balkin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 18, 2022

/s/ Michael P. Balkin
Michael P. Balkin

/s/ Gregory D. Wasson
Gregory D. Wasson

Foresight Sponsor Group, LLC

	By:	/s/ Michael P. Balkin
Michael P. Balkin, Manager